[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 5, 2015

VIA EDGAR

Era Anagnosti
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                             The J.G. Wentworth Company
Registration Statement on Form S-3
Filed March 31, 2015
File No. 333-203111

Dear Ms. Anagnosti:

On behalf of The J.G. Wentworth Company (the “Company”), enclosed please find a copy of Amendment No. 1 to the Registration Statement on Form S-3, filed on the date hereof (the “Registration Statement”), marked to show changes from the Registration Statement on Form S-3 filed March 31, 2015.

The changes reflected in the draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 23, 2015 (the “Comment Letter”). The draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Calculation of Registration Fee Table

1.                                We note your disclosure that pursuant to Securities Act Rule 457(p), the filing fee is being offset by the fee paid in connection with the filing of your registration statement on Form S-1, File No. 333-196146. Please explain to us the basis for your reliance on Rule 457(p). To the extent that you are combining two or more registration statements into this prospectus in accordance with the provisions of Securities Act Rule 429, please ensure that in your next amendment you identify the earlier registration statement(s) as required by Rule 429(b).

The Company respectfully advises the Staff that it is relying on Rule 429 to combine its earlier Registration Statement on Form S-1 (File No. 333-196146) with the Registration Statement.  In response to the Staff’s comment, the Company has revised the notes to the fee registration table to identify the earlier registration statement, and has also added an explanatory note on the following page further explaining the reliance on Rule 429.

Prospectus Cover Page

2.                                It appears that you are attempting to simultaneously register the primary issuance and the resale of the same 9,963,745 shares of common stock, issuable upon the exchange of JGW Common Interests with the shares of the company’s Class A stock. Please provide us with a detailed legal analysis of your basis for the primary as well as the secondary registration of these securities.

The Company respectfully advises the Staff that, as described in further detail below, each common membership interest (“Common Interest”) of The J.G. Wentworth Company, LLC (“JGW LLC”) in respect of which the Company is seeking to register the primary issuance of the shares of Class A common stock (the “Class A Shares”) issuable upon exchange of such Common Interest (each, an “Applicable Common Interest”) was originally issued more than one year before such Common Interest became exchangeable for a Class A Share. Under the Staff’s guidance set forth in Question 103.4 of the Securities Act Sections Compliance and Disclosure Interpretations (“CDI 103.4”), an offering of a convertible or exercisable security and the underlying security is deemed to be taking place at the same time only if the conversion or exercise can occur within one year. Under this interpretation, the Company is not prohibited from registering the primary issuance of the Class A Shares upon exchange of the Common Interests because such an exchange could not have occurred within one year of the issuance of the Common Interests and, hence, no offer of the Class A Shares was made at the time of the issuance of the Common Interests.

Each of the Applicable Common Interests was offered and issued on or before July 12, 2011, in connection with the merger of J.G. Wentworth, LLC and Orchard Acquisition Company, LLC. In connection with the initial public offering of the Company in November 2013 (the “IPO”), JGWPT Holdings, LLC merged with and into a newly formed subsidiary of the Company, with the newly formed subsidiary, JGW LLC, surviving the merger. Concurrently with this merger, the operating agreement of JGW LLC (as amended, the “Operating Agreement”) was amended to provide for the exchange of the Common Interests (and the cancellation of the corresponding shares of the Company’s Class B common stock (the “Class B Shares”)) for shares of the Company’s Class A common stock or, in the case of PGHI Corp., shares of the Company’s Class C common stock. No consent was required or sought for these amendments to the Operating Agreement from the holders of Common Interests and therefore no investment decision was made, or value given, by such holders with respect to this amendment.

In connection with the IPO, the holders of the Applicable Common Interests entered into lock-up agreements with the underwriters of the IPO. These lock-up agreements prohibited the holders from offering, pledging, selling, contracting to sell, selling any option or contract to purchase or otherwise disposing of Class A Shares. The lock-up agreements expired 90 days after the date of the IPO prospectus with respect to a portion of the Applicable Common Interests (“Tranche 1”), 135 days with respect to another portion (“Tranche 2”), and 180 days with respect to the remaining Applicable Common Interests (“Tranche 3”). Pursuant to Section 9.1 of the Operating Agreement, holders of Common Interests were not permitted to exchange such Common Interests for Class A Shares until the lock-up agreement with respect to such Common Interests expired.

The Company respectfully advises the Staff that:

(a)        The lock-up period with respect to Tranche 1 expired on February 6, 2014.  The issuance and resale of the Class A Shares issuable upon exchange of these Common Interests was registered pursuant to the Registration Statement on Form S-1(333-193476), which was initially filed on January 22, 2014 and declared effective on February 7, 2014.

(b)        The lock-up period with respect to Tranche 2 expired on March 23, 2014.  The issuance and resale of the Class A Shares issuable upon exchange of these Common Interests was registered pursuant to the Registration Statement on Form S-1(333-195082), which was initially filed on April 7, 2014 and declared effective on April 25, 2014.

(b)        The lock-up period with respect to Tranche 3 expired on May 7, 2014.  The issuance and resale of the Class A Shares issuable upon exchange of these Common Interests was registered pursuant to the Registration Statement on Form S-1(333-196146), which was initially filed on May 21, 2014 and declared effective on September 11, 2014.

In light of the matters outlined above, the Company respectfully submits to the Staff that the registration of the primary issuance of the Class A Shares upon the exchange of the Common Interests is permissible because the Common Interests were issued on July 12, 2011, more than one year before the Common Interests became exchangeable for Class A Shares. Under CDI 103.4, no offer of the Class A Shares was made at the time of the 2011 issuance.  Instead, the offer of the Class A Shares occurred only when the Common Interests first became exchangeable, at which point, as noted above, the Company filed a Registration Statement for the primary issuance of the Class A Shares.

The Company is also permitted to register the resale of the Class A Shares issuable upon the exchange of Common Interests.  Under the Staff’s guidance set forth in Question 116.18 of the Securities Act Forms Compliance and Disclosure Interpretations (“CDI 116.18”), a company may use Form S-3 to register, prior to conversion, the resale of common stock issuable upon conversion of the outstanding, privately-placed convertible securities as long as it otherwise satisfies the requirements of Form S-3.  The position stated in CDI 116.18 is applicable to the Company’s registration of the resale of Class A Shares issuable upon the exchange of outstanding Common Interests that were privately placed in July 2011.  The Company also notes Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations (“CDI 134.01”), which discusses whether a registration statement for a secondary offering can be filed if the securities to be resold have not yet been sold to the selling shareholders.  The Company believes that the position stated in CDI 134.01 is not applicable because it pertains to situations where the primary issuance will be made in reliance on the Securities Act Section 4(a)(2) exemption and where the filing of the resale registration statement raises questions about the ability to reply on this exemption for the primary issuance.  As noted above, the Company is registering the primary offering of the Class A Shares and not relying on the Section 4(a)(2) exemption, thereby making CDI 134.01 inapposite.

3.                                Refer to your disclosure in the third bullet point. Please explain to us why you may register the resale of Class A shares issuable upon the conversion of Class C common stock at this time, given that no shares of Class C common stock appear to be currently outstanding (refer also to disclosure in the first paragraph of page F-47 of the company’s latest annual report on Form 10-K). Since the securities subject to a resale registration must be outstanding at the time of the filing of the registration statement, in your analysis, please ensure to consider the Commission´s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the subject shares have been removed from the Registration Statement.

4.                                Your disclosure here is inconsistent with your page three “Offering” disclosure. For example on page three you state that you are registering the primary issuance of 14,324,368 Class A shares, which number includes also (i) 4,360,623 shares issuable upon the conversion of Class C shares and (ii) 966,434 Class A shares issuable upon the exercise of certain warrants. This disclosure conflicts with your prospectus cover page disclosure indicating that you are registering the primary issuance of 9,963,745 shares of Class A stock and the resale of the shares issuable upon conversion of Class C shares and the exercise of certain warrants. Please revise your disclosures accordingly, taking into account the issues raised in our comment two above.

In response to the Staff’s comment, the Company has revised the Prospectus Cover Page

5.                                It appears that following the company’s initial public offering, you have filed three registration statements covering the issuance and/or resale of Class A shares issuable upon exchange of common membership interests or conversion of Class C shares. To help us better understand the number of securities you are trying to register pursuant to this registrations statement, please provide us supplementally with a tabular presentation of the number of securities covered by the registration rights agreement entered into at the time of the IPO, the number of securities registered and sold pursuant to each of the registration statements filed, and the balance of shares following those sales.

The Company advises the Staff that a tabular presentation setting out the securities covered by the registration rights agreement and included on the various Registration Statements accompanies this letter. The Company respectfully advises the Staff that the Company cannot provide the Staff with the exact number of Class A Shares resold pursuant to each Registration Statement.  While the Company receives information from the holders included on each Registration Statement prior to filing such registration statement, including their current holdings of Class A Shares, the Company has no means of knowing whether such holder has acquired or sold shares other than pursuant to the Registration Statement (i.e., a sale by a non-affiliate under Rule 144).

Selling Stockholders, page 9

6.                                We note your tabular disclosure of “All Other Selling Stockholders” on page 11. Please revise to name these security holders individually and indicate all material relationships that any selling security holders have had with you, your predecessors, or your affiliates in the past three years. Refer to Item 507 of Regulation S-K. Finally, please tell us, and to the extent applicable, disclose whether Neal Pomroy disclosed in footnote (18) is Robert N. Pomroy who currently serves as one of the company’s directors.

In response to the Staff’s comment, the Company has revised pages 11 and 12 of the Registration Statement. The Company advises the Staff that Mr. Pomroy currently serves as a director of the Company and as a director of PHGI Corp, and that footnote 18 has now been revised to disclose this.

7.                                Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

The Company respectfully advises the Staff that, based on representations received from the selling stockholders, the Company understands that no selling stockholder is a broker-dealer. Based on these representations, we understand that R3 Capital Partners Master, L.P. is an affiliate, as defined by Rule 405, of a broker-dealer. The Company advises the Staff that it understands that no securities held by selling stockholders were acquired as compensation for professional services of a broker-dealer and that the shares held by R3 Capital Partners Master, L.P. were acquired in the ordinary course of business and, at the time of the purchase, R3 Capital

Partners Master, L.P. had no agreements or understandings, directly or indirectly, with any person to distribute the shares.  Footnote 19 has been revised to disclose this.

8.                                The disclosure in footnote (19) seems to relate to a former selling shareholder, Credit Value Master Fund II (refer to footnote (12) on page nine of your registration statement on Form S-1, File No. 333-196146). Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised page 12 of the Registration Statement.

Where You Can Find More Information, page 18

9.                                We note that you are incorporating by reference your annual report on Form 10-K, filed on March 13, 2015. We further note that Part III of this annual report incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until the filing of the information required by Part III of your Form 10-K. Refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the Company’s definitive proxy statement was filed on April 30, 2015 and has been incorporated by reference into the Registration Statement.

Exhibit 5.1 — Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.                         Please have counsel revise the legal opinion to opine on the legality of the 769,359 Class A shares registered for resale by certain of the selling shareholders. Refer to clause (iii) at the end of the third bullet point on the prospectus cover page. To the extent necessary, please have counsel further revise its opinion to address staff’s comments two through four above.

In response to the Staff’s comment, counsel has revised its legal opinion.

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/Andrea L. Nicolás
Andrea L. Nicolás

cc.                                 Christopher Dunham, Securities and Exchange Commission
Stephen Kirkwood, The J.G. Wentworth Company